Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Franco-Nevada Corporation (the “Company”)
Exchange Tower, 130 King Street West
Suite 740, P.O. Box 467
Toronto, Ontario
M5X 1E4

Item 2:	Date of Material Change

August 20, 2012

Item 3:	News Release

A news release was disseminated on August 20, 2012 before markets opened and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On August 20, 2012, the Company and Inmet Mining Corporation announced that their subsidiaries had agreed to terms for a precious metals stream on the Cobre Panama copper project in Panama.

Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

Before markets opened on August 20, 2012, the Company and Inmet Mining Corporation announced that their subsidiaries had agreed to terms for a precious metals stream on the Cobre Panama copper project in Panama, one of the world’s largest copper-gold-silver-molybdenum porphyry deposits currently being constructed. Inmet owns 80% and Korea Panama Mining Corp. (KPMC) owns 20% of Minera Panama, S.A. (MPSA), owner and developer of the Cobre Panama project. The transaction had received requisite Board approvals and KPMC’s consent and was subject only to completion of certain filings and registrations with closing expected shortly (which has since occurred).

Terms of the Agreement

Franco-Nevada (Barbados) Corporation (Franco-Nevada (Barbados)), a wholly-owned subsidiary of the Company, will provide a $1 billion deposit, secured by a pledge of Inmet’s interests in MPSA, which will be used to fund a portion of Inmet’s share of the Cobre Panama project capital costs.  The deposit will become available after Inmet’s funding since May 18, 2012 (the date the Full Notice to Proceed was issued) reaches $1 billion (expected by Q1 2013).  Upon certain funding conditions under the agreement being met, Franco-Nevada (Barbados) funding of the deposit will be pro rata on a 1:3 ratio with Inmet’s subsequent funding contributions, up to a maximum of $1 billion.

The amount of precious metals deliverable under the stream is indexed to the copper in concentrate produced from the entire project and approximates 86% of the payable precious metals attributable to Inmet’s 80% ownership based on the current 31 year mine plan included in the Cobre Panama Engineering Summary Report dated May 6, 2012.  Beyond the currently contemplated mine life, the precious metals deliverable under the stream will be based on a fixed percentage of the precious metals in concentrate.  The deliverable precious metals are calculated as follows:

	Delivery period 1 (~years 1-11)	Delivery period 2 (~years 12-31)	Delivery period 3 (production beyond current mine plan)
Gold Stream
Au oz delivered	0 to 808,000	808,001 to 1,716,188	> 1,716,188
Delivery terms	120 oz Au per 1 mm lbs Cu	81 oz Au per 1 mm lbs Cu	63.4% of Au in concentrate*
Avg annual Au delivery	73,500 oz	45,400 oz

Silver Stream
Ag oz delivered	0 to 9,842,000	9,842,001 to 29,731,000	> 29,731,000
Delivery terms	1,376 oz Ag per 1 mm lbs Cu	1,776 oz Ag per 1 mm lbs Cu	62.1% of Ag in concentrate*
Avg annual Ag delivery	870,000 oz	995,000 oz

Gold Equivalent Stream*
Avg annual AuEq delivery	87,500 oz	61,500 oz

Inmet’s annual production
Avg annual additional Au to IMN	10,000 oz	8,200 oz
Avg annual additional Ag to IMN	153,000 oz	166,600 oz

Profile based on Inmet’s Basic Engineering Summary Report for the Cobre Panama Project dated May 6, 2012

* If the gold or silver grade in delivered concentrate from the project is less than one gram per tonne or 30 grams per tonne of concentrate, respectively, the number of ounces deliverable will be the lesser of (i) the percentage of gold or silver in concentrate set forth in the table, and (ii) 80% of the payable gold or silver produced from such delivery, as applicable.

* Gold equivalent ounces approximated using $1,250/oz Au and $20/oz Ag

Payment terms:  Until the deposit has been reduced to nil, Franco-Nevada (Barbados) will pay to MPSA a purchase price for each ounce of precious metals delivered equal to the prevailing market price payable in cash up to $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver (approximately the first 20 years of expected deliveries) and thereafter the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an adjustment for inflation) or one-half of the then prevailing market price (the “Fixed Price”). If the prevailing market price is greater than the Fixed Price, the excess amount will be payable by crediting an amount equal to the difference between the prevailing market price and the Fixed Price against the deposit until the outstanding balance of the deposit has been reduced to nil.  Thereafter, the purchase price will be the lesser of the Fixed Price and the prevailing market price.  In all cases, the amount paid is not to exceed the prevailing market price per ounce of gold and silver.

Buy-back Option: In the event of a precious metals production shortfall, such that over the two year period prior to exercise of the buy-back option 80% of the gold or silver, as applicable, produced from the project and paid for by offtakers is less than the amount of gold or silver required to be delivered to Franco-Nevada (Barbados) during the same period, MPSA will have the option to reduce the stream by up to 10%, depending on the extent of the shortfall, by paying to Franco-Nevada (Barbados) such amount of cash so that the internal rate of return of the portion of the stream of payments and deliveries (accounting for the timing of each payment or delivery) attributable to the percentage of the stream being repurchased is 8%.   With respect to each of gold or silver, MPSA may exercise the buy-back option only once within 60 days of either the 3rd or 5th anniversary of production commencing.

Top-up: Adjustment provisions have been provided for MPSA to top-up the stream payments if the mill capacity expansion to 240,000 tpd has not occurred by the 10th anniversary of the first commercial sale of concentrate from the project.  Top up deliveries will be made quarterly to compensate for each quarterly shortfall based on the actual average mill capacity relative to the 240,000 tpd capacity expansion.  Regular payment terms will apply to such top-up deliveries.

Security: The stream will be secured by a pledge of Inmet’s interests in MPSA, the project operator.

KPMC: KPMC is not participating in the transaction.  An amended and restated shareholders’ agreement between Inmet and KPMC provides that the precious metals stream will not adversely impact KPMC’s economic interest in or funding requirements for Cobre Panama.

Full details on the Cobre Panama project are available from Inmet’s public disclosures on its website and SEDAR.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Jacqueline Jones
Chief Legal Officer & Corporate Secretary
416-306-6300
jones@franco-nevada.com

Item 9:	Date of Report

August 30, 2012

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this material change report, including any information as to future financial or operating performance and other statements that express the parties’ expectations or estimates of future performance, constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “anticipated”, “believes”, “plans”, “estimate”, “expect”, “expects”, “expected”, “forecasted”, “targeted” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the parties, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: fluctuations in the prices of copper, gold and silver; fluctuations in the value of other currencies relative to the US dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries relevant to the stream; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the parties; reduced access to debt and equity capital; litigation; title, permit or license disputes related to the project; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties related to the project; rate and timing of production differences from resource estimates; and risks and hazards associated with the business of development and mining at the project, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest. The forward-looking statements contained in this material change report are based upon assumptions the parties believe to be reasonable, including, without limitation assumptions relating to: the development and operation of the project; the accuracy of public statements and disclosures made relating to the project; no material adverse change in the market price of the commodities that underlie the project; no adverse developments in respect of the project; accuracy of publicly disclosed expectations for the development of the project; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” sections of parties’ most recent Annual Information Forms filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov as well as the parties’ annual MD&A. The forward-looking statements herein are made as of the date of the material change only and the parties do not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.